UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number: 001-37720

INNOCOLL HOLDINGS PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Innocoll AG

Unit 9, Block D

Monksland Business Park

Monksland, Athlone

Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-207184), filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2015, as amended on October 8, 2015 and May 16, 2016, and the Company's Registration Statement on Form S-8 (File No. 211801), filed with the SEC on June 3, 2016, to the extent not superseded by information subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Other Events

On August 17, 2016, Innocoll Holdings plc (the "Company") issued a press release announcing its financial and operating results for the second quarter ended June 30, 2016 and providing a corporate update. A copy of the press release is included herewith as Exhibit 99.1.

Attached hereto as Exhibit 99.2 are the Company's financial statements for the three and six months ended June 30, 2016.

Exhibits

No.	Description
99.1	Press Release dated August 17, 2016
99.2	Financial Statements for the three and six months ended June 30, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL HOLDINGS PLC

By:	/s/ Jose Carmona
	Name:	Jose Carmona
	Title:	Chief Financial Officer

Date: August 17, 2016